Exhibit 99.1

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), Bitfarms Ltd. (the “Company”) discloses that its external auditors have not reviewed the accompanying unaudited interim condensed consolidated financial statements.

NOTICE TO READER

As of December 31, 2025, Bitfarms Ltd. determined that it would prepare its annual financial statements in accordance with U.S. generally accepted accounting standards (“U.S. GAAP”). As a result, pursuant to section 4.3(4) of NI 51-102 of the Canadian Securities Administrators, the Company must restate its previously filed interim financial reports for the year ended December 31, 2025 in accordance with U.S. GAAP, such interim financial reports having previously been prepared in accordance with IFRS Accounting Standards.

The attached restated unaudited interim condensed consolidated financial statements for the three months ended March 31, 2025 and 2024 (“Q1 2025 Interim Financial Statements”) have been prepared in accordance with U.S. GAAP applicable to interim financial information, and should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed on March 31, 2026 and available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Other than as expressly set forth above, the Q1 2025 Interim Financial Statements do not, and do not purport to, update or restate the information in the original unaudited interim condensed consolidated financial statements or reflect any events that occurred after the date of the filing of the original unaudited interim condensed consolidated financial statements.

BITFARMS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Expressed in thousands of U.S. dollars - unaudited)

BITFARMS LTD.
TABLE OF CONTENTS

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BITFARMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars - unaudited)

	As of March 31,	As of December 31,
	2025	2024
Assets
Current
Cash	38,546	59,542
Accounts receivable, net	2,680	1,259
Receivable from disposal of business	30,178	—
Other assets	6,855	7,709
Short-term prepaid deposits	9,954	14,554
Digital assets	94,112	87,298
Digital assets - restricted	29,120	32,826
Inventories	4,886	1,180
Derivative assets	2,325	3,418
Assets held for sale	5,474	5,949
Total current assets	224,130	213,735
Non-current
Property, plant and equipment, net	500,376	342,552
Operating lease right-of-use assets, net	21,375	21,299
Finance lease right-of-use assets, net	3,343	2,587
Long-term deposits and equipment prepayments	12,962	56,367
Refundable deposits	5,355	21,956
Intangible assets, net	4,162	4,636
Total assets	771,703	663,132
Liabilities
Current
Accounts payable and accrued expenses	57,778	25,792
Derivative liabilities	773	128
Current portion of long-term debt	520	146
Current portion of operating lease liabilities	2,017	1,959
Current portion of finance lease liabilities	1,299	130
Redemption obligation	20,073	—
Taxes payable	73	—
Total current liabilities	82,533	28,155
Non-current
Long-term debt	1,915	1,430
Operating lease liabilities	17,126	17,440
Finance lease liabilities	2,811	2,310
Deferred tax liability	65	65
Other non-current liabilities	5,819	2,586
Total liabilities	110,269	51,986

Commitments and contingencies (Note 22)

Stockholders’ equity
Common stock - no par value; authorized - unlimited number of shares; Issued and outstanding - 553,644,380 shares and 479,332,885 shares, respectively	927,628	837,764
Additional paid-in capital	117,296	101,319
Accumulated deficit	(383,490)	(327,937)
Total stockholders’ equity	661,434	611,146
Total liabilities and stockholders’ equity	771,703	663,132

See accompanying notes to the condensed consolidated financial statements

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BITFARMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

	Three months ended March 31,
	2025	2024

Revenues	66,620	50,317
Cost of revenues	(67,082)	(61,119)
Gross loss	(462)	(10,802)

Operating expenses
General and administrative expenses	(20,060)	(13,170)
Change in fair value of digital assets	(23,033)	12,656
Realized gain on sale of digital assets	4,977	11,063
Gain on disposition of property, plant and equipment and deposits	5,586	151
Impairment of long-lived assets and deposits	(18,824)	—
Operating loss	(51,816)	(102)

Interest income	876	680
Interest expense	(218)	(168)
(Loss) gain on derivative assets and liabilities	(3,714)	2,490
Other income (expenses)	81	(247)
Total other (expense) income	(2,975)	2,755
Net (loss) income before income taxes	(54,791)	2,653

Income tax expense	(762)	—
Net (loss) income	(55,553)	2,653

Net (Loss) earnings per common share
Basic	(0.11)	0.01
Diluted	(0.11)	0.01
Weighted average number of common shares outstanding
Basic	500,163,441	338,745,134
Diluted	500,163,441	354,779,808

See accompanying notes  to the condensed consolidated financial statements

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BITFARMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except number of shares - unaudited)

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders’ equity
Balance as of January 1, 2025	479,332,885	837,764	101,319	(327,937)	611,146
Net loss	—	—	—	(55,553)	(55,553)
Stock-based compensation	—	—	4,268	—	4,268
Issuance of replacement stock-based compensation	—	—	232	—	232
Issuance of common shares	74,311,495	89,864	—	—	89,864
Issuance of equity warrants	—	—	11,477	—	11,477
Balance as of March 31, 2025	553,644,380	927,628	117,296	(383,490)	661,434

Balance as of January 1, 2024	334,153,330	531,401	93,529	(299,572)	325,358
Net income	—	—	—	2,653	2,653
Stock-based compensation	—	—	3,036	—	3,036
Issuance of common shares	16,997,285	37,268	—	—	37,268
Exercise of stock options and warrant	5,141,111	7,998	(1,917)	—	6,081
Balance as of March 31, 2024	356,291,726	576,667	94,648	(296,919)	374,396

See accompanying notes to the condensed consolidated financial statements

6	Page

BITFARMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars - unaudited)

	Three months ended March 31,
	2025	2024

Cash flows used in operating activities
Net income (loss)	(55,553)	2,653
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	28,364	38,508
Impairment of long-lived assets and deposits	18,824	—
Total other expenses (income)	2,975	(2,755)
Digital assets earned	(64,418)	(49,423)
Stock-based compensation	4,268	3,036
Income tax expense	762	—
Gain on disposition of property, plant and equipment and deposits	(5,586)	(151)
Digital assets exchanged for services	5,179	—
Realized gain on disposition of digital assets	(4,977)	(11,063)
Asset retirement obligation accretion expense	73	64
Change in fair value of digital assets	23,033	(12,656)
Interest income received	411	902
Interest expenses paid	(646)	(378)
Income taxes paid	(78)	(260)
Changes in non-cash working capital components	28,528	(207)
Net change in cash related to operating activities	(18,841)	(31,730)

Cash flows used in investing activities
Proceeds from sale of digital assets	37,263	49,570
Purchase of property, plant and equipment	(43,337)	(3,920)
Proceeds from sale of property, plant and equipment and assets held for sale	2,139	1,043
Purchase of marketable securities	(6,540)	(2,284)
Proceeds from disposition of marketable securities	6,931	2,622
Purchase of derivative assets and liabilities	(30,055)	—
Settlement of derivative assets and liabilities	28,472	—
Equipment and construction prepayments	(4,481)	(74,015)
Proceeds from disposal of business	32,038	—
Acquisition of business	(48,084)	—
Net change in cash related to investing activities	(25,654)	(26,984)

Cash flows from financing activities
Issuance of common shares	23,608	37,268
Repayment of long-term debt	(15)	(4,075)
Proceeds from long-term debt, net of transaction costs	—	1,695
Repayment of finance lease liabilities	(25)	(338)
Exercise of stock options and warrants	—	6,027
Net change in cash related to financing activities	23,568	40,577

Net decrease in cash	(20,927)	(18,137)
Cash, beginning of the period	59,542	84,038
Exchange rate differences on currency translation	(69)	60
Cash, end of the period	38,546	65,961

See accompanying notes to the condensed consolidated financial statements

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BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 1: ORGANIZATION

Bitfarms Ltd.’s (the “Company” or “Bitfarms”) activities are comprised mainly of selling its computational power used for hashing calculations for the purpose of cryptocurrency Mining in multiple jurisdictions, including Canada, the United States, Paraguay and Argentina. 9159-9290 Québec Inc. (“Volta”), a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Québec, Canada.

Bitfarms primarily owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in Bitcoin (as defined below). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

As described in Note 3, the Company acquired Stronghold Digital Mining, Inc. (“Stronghold”) on March 14, 2025 (the “Stronghold Transaction”). Through the acquisition of Stronghold, the Company now owns and operates two refuse power generation facilities in Pennsylvania, United States. To support each site’s data centers, the Company’s primary fuel source at these facilities is waste which is provided by various third parties. Waste tax credits (“WTCs”) are earned by the Company by utilizing refuse to generate electricity. The Company either consumes the energy internally to support computational activities related to hashing calculations or sells the energy it produces to the open market (the “Grid”).

Terms and definitions

In these financial statements, the terms below have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Backbone Argentina	Backbone Hosting Solutions SAU
3	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
4	Backbone Mining	Backbone Mining Solutions LLC
5	Backbone Paso Pe	D&N Ingenieria SA
6	Backbone Yguazu	Zunz SA
7	Volta	9159-9290 Québec Inc.
8	BVVE	Blockchain Verification and Validation Equipment (primarily Miners and Mining-related equipment)
9	MW	Megawatt
10	ARS	Argentine pesos
11	BTC	Bitcoin
12	CAD	Canadian dollars
13	USD	U.S. dollars

8	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

There have been no material changes to the Company’s significant accounting policies, as compared to the significant accounting policies described in the Company’s 2024 consolidated financial statements, presented as comparative information to the audited consolidated financial statements for the year ended December 31, 2025.

Basis of preparation and principles of consolidation

These condensed financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company also consolidates certain variable interest entities (“VIEs”) for which the Company is the primary beneficiary, generally as a result of having the power to direct the activities that most significantly affect the VIE’s economic performance and holding variable interests that convey to the Company the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. Subsidiaries that are not considered VIEs are consolidated as the Company owns, directly or indirectly, a controlling interest in the entities. The Company performs an assessment at inception and regularly reevaluates whether the entity is a VIE and whether the Company continues to be the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated financial statements are presented in USD and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and regulations of the U.S. Securities and Exchange Commission (the “SEC”) applicable to interim financial information, which permit the omission of certain information to the extent it has not changed materially since the latest annual financial statements.

In the opinion of the Company, the accompanying unaudited interim condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its balance sheet as of March 31, 2025 and its results of operations for the three months ended March 31, 2025, and 2024, and cash flows for the three months ended March 31, 2025, and 2024. The balance sheet as of December 31, 2024, was derived from 2025 audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2025.

Additionally, since there are no differences between net income (loss) and comprehensive income (loss), all references to comprehensive income (loss) have been excluded from the condensed consolidated financial statements.

9	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ materially from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s consolidated financial statements include revenue recognition; measurement of digital assets; determination of the useful lives, residual values, depreciation method and recoverability of long-lived assets; impairment analysis of property, plant and equipment; allocating the fair value of purchase consideration to assets acquired and liabilities assumed in business combinations and measurement of financial instruments.

Impairment of financial assets

The Company recognizes an allowance for potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model in accordance with ASC 326, Financial Instruments – Credit Losses, for all financial assets measured at amortized cost, including accounts receivable and refundable deposits. The CECL impairment model requires an estimate of expected credit losses measured over the contractual life of an instrument, which considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model the Company considers many factors, including the aging of the balances, collection history, the counterparty’s credit rating, current economic conditions, and reasonable and supportable forecasts, among other factors. The allowance is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, which may be discounted at the original effective interest rate (“EIR”), when the effect of discounting is material. Bad debts are written off against the allowance after all collection efforts have ceased.

Recently issued accounting pronouncements

In March 2025, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2025-02, Liabilities (Topic 405): Amendments to SEC Paragraph Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”). ASU 2025-02 amends the Accounting Standard Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121, as rescinded by SAB 122. The new standard is effective immediately and did not have a material impact on the Company’s condensed consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires additional disclosures of certain expenses in the notes of the financial statements, to provide enhanced transparency into the expense captions presented on the condensed Consolidated Statements of Operations. Additionally, in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”), to clarify the effective date of ASU 2024-03. The new standard is effective for the Company for its annual periods beginning January 1, 2027 and for interim periods beginning January 1, 2028, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

10	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3: BUSINESS COMBINATION

On March 14, 2025 (the “Acquisition Date”), the Company acquired 100% of the issued share capital of Stronghold Digital Mining, Inc. (“Stronghold”) in a stock-for-stock merger transaction. Under the terms of the merger agreement, each Stronghold shareholder received 2.52 shares of Bitfarms for each Stronghold share they owned. A total of 59,866,852 common shares and 12,893,650 warrants were issued. In addition, the Company paid $51,060 on closing to retire Stronghold’s outstanding loans and other closing costs. The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The fair value of the 59,866,852 shares issued as part of the consideration paid for Stronghold was based on the published share price on March 14, 2025 of $1.11 per share. Issuance costs of $196, which were directly attributable to the issuance of the shares, were netted against the deemed proceeds.

As a result of the business combination, the pre-existing hosting agreements between the Company and Stronghold were effectively settled. A gain of $945 was recognized on the settlement of the Refundable Hosting Deposits. Refer to Note 13 and Note 16 for more details.

Stronghold is a vertically integrated power generation and data center company focused on environmental remediation and reclamation services in Pennsylvania, United States. The Stronghold Transaction is aligned with the Company’s strategic objectives to diversify its operations and expand its presence in the United States through vertical integration of power generation and energy arbitrage capabilities.

The purchase price allocation for the acquisition reflects fair value estimates which are subject to change within the measurement period. As of March 31, 2025, the Company has substantially determined the fair values of most net assets except for property, plant and equipment and accounts payable and accrued expenses. The fair values of certain tangible assets remain preliminary and are subject to change as the Company continues to assess the condition and useful lives of the assets. Accounts payable and accrued expenses remain subject to change pending final confirmation of completeness. Measurement period adjustments that the Company determines to be material will be recognized in the period in which it determines the amounts, including the effect on earnings of any amounts it would have recognized in previous periods if the accounting had been completed at the acquisition date.

11	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3: BUSINESS COMBINATION (Continued)

Details of the final purchase price allocation and the fair value of the net assets acquired on March 14, 2025 are as follows:

As of March 14,
2025

Purchase consideration
Cash paid through repayment of debts	44,982
Reimbursement of Stronghold’s acquisition-related costs	6,078
Fair value of shares issued	66,452
Fair value of warrants issued	11,477
Fair value of replacement stock-based compensation	232
Settlement of Refundable Hosting Deposits	15,474
Fair value of consideration transferred	144,695

Net identifiable assets acquired
Cash	2,976
Accounts receivable, net	1,305
Short-term prepaid deposits	1,835
Other assets (current)	118
Inventories	3,269
Property, plant and equipment, net	158,289
Intangible assets, net	18
Operating and finance lease right-of-use assets, net	1,594
Other non-current assets	1,550
Accounts payable and accrued expenses	(20,804)
Current portion of long-term debt	(420)
Current portion of operating and finance lease liabilities	(800)
Long-term debt	(460)
Non-current operating and finance lease liabilities	(756)
Other non-current liabilities	(3,019)
Total net identifiable assets acquired	144,695

Total acquisition-related costs that were not directly attributable to the issuance of shares amounted to $7,081, of which $1,571 were incurred during the three months ended March 31, 2025 and $5,510 were expensed during the year ended December 31, 2024. These amounts were included in general and administrative expenses in the condensed consolidated statements of operations.

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BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3: BUSINESS COMBINATION (Continued)

From the acquisition date through March 31, 2025, Stronghold’s total revenue and net loss (net of tax) included in the condensed consolidated statements of operations was $3,880 and $652, respectively.

Revenue and profit and loss contribution

The following pro-forma summary presents consolidated information of the Company as if the business combination had occurred on January 1, 2024 for the indicated periods:

	Three months ended March 31,
(unaudited)	2025	2024
Revenue	81,196	77,839
Net loss, net of tax	(63,223)	(985)

The unaudited pro forma financial information should not be considered indicative of actual results that would have been achieved had the acquisition of Stronghold actually been consummated on the date indicated and does not purport to be indicative of the Company’s future financial position or operating results. These pro forma results include the impact of depreciation and amortization of property, plant and equipment and intangible assets acquired, and the impact of the acquisition on interest expense and income tax expense. No adjustments have been reflected in the pro forma financial information for anticipated growth and efficiency opportunities. There were no material nonrecurring pro forma adjustments directly attributable to the acquisition included within the unaudited pro forma financial information.

The following table presents the supplemental cash flow information:

Three months ended March 31,
2025
Cash outflow, net of cash acquired
Cash consideration	51,060
Less: cash balances acquired	(2,976)
Net cash outflow related to investing activities	48,084

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BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 4: SALE OF THE YGUAZU BITCOIN DATA CENTER

On March 17, 2025, the Company completed the sale of its 200 MW Bitcoin data center under development in Yguazu, Paraguay to HIVE Digital Technologies Ltd. (“HIVE”) pursuant to a January 24, 2025 share purchase agreement. The transaction involved the sale of the Company’s 100% ownership stake in the Yguazu Bitcoin data center and resulted in the derecognition of the subsidiary’s assets and liabilities. $63,260The transaction details are as follows:

As of March 17
2025

Consideration
Advance received in January 2025 upon signing the LOI	20,000
Cash received upon closing	12,050
Receivable over 6 equal monthly payments following the closing date*	31,000
Other costs assumed by HIVE	222
Total consideration	63,272

Net assets transferred**
Current assets	2,590
Property, plant and equipment	34,006
Intangible asset	309
Long-term deposits and equipment prepayments	18,321
Security deposit for energy	2,809
Total net assets transferred	58,035

Gain on disposal of subsidiary	5,237

* During the three months ended March 31, 2025, the Company recognized an allowance of $822 in Other income (expenses) in the condensed consolidated statements of operations, for a net receivable from the disposal of Yguazu Bitcoin data center of $30,178. The receivable is interest-free.

** Following the receipt of the closing calculation, the purchaser has a 45-day period to object which has not yet elapsed as of March 31, 2025.

NOTE 5: ACCOUNTS RECEIVABLE

The balance of the allowance for credit losses on accounts receivable is as follows:

	As of March 31,	As of December 31,
	2025	2024
	three-month period	twelve-month period
Balance as of January 1,	(63)	(51)
Current period allowance	—	(17)
Write offs charged against allowance	—	—
Recoveries collected	—	—
Allowances for credit losses	—	5
Balance as of ending period	(63)	(63)

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BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 6: DIGITAL ASSETS

Bitcoin transactions and the corresponding values for the three months ended March 31, 2025 and 2024 were as follows:

	Three months ended March 31,
		2025	2024
	Quantity	Value ($)	Quantity	Value ($)
Balance of digital assets including restricted digital assets and digital assets collateralized as of January 1,	1,285	120,124	804	33,971
Bitcoin earned*	693	64,075	943	49,423
Hosting revenue received in Bitcoin	6	343	—	—
Bitcoin earned, not received	(9)	(812)	—	—
Bitcoin exchanged for cash	(428)	(37,263)	(941)	(49,571)
Bitcoin exchanged for services	(55)	(5,179)	—	—
Realized gain on disposition of digital assets	—	4,977	—	11,063
Change in fair value of digital assets	—	(23,033)	—	12,656
Balance of digital assets including restricted digital assets as of March 31,	1,492	123,232	806	57,542
Less restricted digital assets as of March 31,**	(353)	(29,120)	—	—
Balance of digital assets excluding restricted digital assets as of March 31,	1,139	94,112	806	57,542

* Management estimates the fair value of Bitcoin earned on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinbase Prime on the day it was received. Management considers the prices quoted on Coinbase Prime to be a level 1 input under ASC 820, Fair Value Measurement.

** As of March 31, 2025, the restricted digital assets comprises of i) 293 Bitcoin for the Bitcoin payment (“Bitcoin Pledged”) to a third party as a deposit of Miners presented as restricted digital assets. As the Company has the right to redeem the Bitcoin Pledged, the ability of the third party to control the asset is limited, and the Bitcoin Pledged does not meet the definition of a sale. Refer to Note 8, 12 and 16 for more details; and ii) 60 Bitcoin held by a financial institution in connection with Bitcoin selling contracts. Refer to Note 8 for more details.

NOTE 7: INVENTORIES

	As of March 31,	As of December 31,
	2025	2024
Waste, limestone and fuel oil*	2,617	—
Electronic and networking components	2,269	1,180
	4,886	1,180

* On the Acquisition Date, inventories from the Stronghold business combination amounted to $3,269. Refer to Note 3 for more details.

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BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8: DERIVATIVE ASSETS AND LIABILITIES

Bitcoin option and selling contracts

The Company purchased Bitcoin option contracts that provide it the right, but not the obligation, to sell digital assets at a fixed price. The Company also entered into contracts and earned premiums by agreeing to sell Bitcoin if the price reached specific targets.

Bitcoin redemption option and redemption obligations

Beginning November 2024, the Company entered into purchase orders of Miners with a supplier which allows the Company to pay for the Miners in cash, Bitcoin or a combination of both. In the event that the Company elects to pay using Bitcoin (Bitcoin Pledged, as defined in Note 6) either full or partial, the Company has the option to redeem the Bitcoin Pledged at the price originally pledged in four quarterly installments (“Bitcoin Installments”) within 12 months after the redemption period starts. The redemption period starts when the Miners are shipped. If the Company elects not to redeem one of the Bitcoin Installments, the Company forfeits the right to redeem the remaining Bitcoin Installments. The right to redeem the Bitcoin (“Bitcoin Redemption Option”) meets the definition of an embedded derivative.

In November 2024, the Company paid for the Miners ordered using 351 Bitcoin valued at $33,200, i.e. 351 Bitcoin Pledged. On initial recognition, the Company recorded derivative assets of $1,349 with a corresponding reduction in long-term deposit and equipment prepayments as the Miners were not yet shipped. On January 30, 2025, the Company exercised its option to redeem the first installment of the Bitcoin Pledged and redeemed 87 Bitcoin for $8,308.

On March 12, 2025, an exchange agreement (“2025 Miners Swap Order”) was entered into to return 4,160 Bitmain T21 Miners. In consideration for the returned products, Bitmain provided the Company with a $9,484 credit. Simultaneously, the Company placed another purchase order for 3,660 Bitmain S21+ Miners at a purchase price of $11,858. The Company has the option to pay the net amount of $2,374 in cash or in Bitcoin. On March 13, 2025, the Company paid the net $2,374 in Bitcoin which can be redeemed on a quarterly basis, i.e. 29 Bitcoin Pledged. On initial recognition, the Company recorded derivative assets of $393 with a corresponding reduction in long-term deposit and equipment prepayments as the Miners had not yet been shipped.

A redemption obligation was recognized for the remaining Bitcoin Redemption Options for which Miners have been shipped, reflecting the Company’s obligation to either redeem the Bitcoin Pledged for cash or use the Bitcoin Pledged for the purchase of the Miners. As of March 31, 2025, the redemption obligation amounted to $20,073, which represented the value of Miners delivered, for which Bitcoin payments were made, and reduced by the value of the Bitcoin redeemed. During the three months ended March 31, 2025, the Company exercised its option to redeem one installment of the Bitcoin pledged and redeemed and aggregate 87 Bitcoin for $8,308.

No redemption obligation was recognized as of December 31, 2024, as the Miners ordered, for which the deposit payment in Bitcoin was made, had not yet been shipped.

16	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8: DERIVATIVE ASSETS AND LIABILITIES (Continued)

The following table summarizes the Bitcoin Redemption Options:

		As of March 31,
		2025
	Quantity of restricted Bitcoin	Redemption Obligation
2023 Purchase Order and March 2024 Purchase Order	351	$28,381
Redemption of Bitcoin	(87)	(8,308)
2025 Swap Order	29	—
	293	$20,073

Refer to Note 6, Note 12 and Note 22 for more details.

The following table summarizes the derivatives and reconciles the fair value measurement, which are classified within Level 2 of the fair value hierarchy:

	As of March 31,			As of December 31,
	2025			2024
	Bitcoin redemption options	Bitcoin option and selling contracts		Bitcoin redemption options	Bitcoin option and selling contracts
	Derivative Assets	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Assets	Derivative Liabilities
Balance as of January 1,	3,418	—	(128)	—	1,281	—
Remeasurement recognized in statement of operations	(2,165)	(3,291)	1,742	2,069	15,871	(121)
Purchases	—	27,265	2,790	—	13,610	351
Initial recognition	393	—	—	1,349	—	—
Settlement	—	(23,295)	(5,177)	—	(30,762)	(358)
Balance as of period end	1,646	679	(773)	3,418	—	(128)

Total derivative assets	2,325			3,418
Total derivative liabilities	(773)			(128)

17	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8: DERIVATIVE ASSETS AND LIABILITIES (Continued)

The following gain (loss) on derivatives is recognized in the condensed consolidated statements of operations:

	Three Months Ended March 31,
	2025	2024
Gain (loss) on Bitcoin options and selling contracts derivatives
Unrealized change in fair value of outstanding contracts	(6,338)	2,128
Realized gain on settled contracts	4,789	362
	(1,549)	2,490
Gain (loss) on Bitcoin redemption options
Unrealized change in fair value	(3,180)	—
Realized gain on settled options	1,015	—
	(2,165)	—
Total (loss) gain	(3,714)	2,490

NOTE 9: ASSETS HELD FOR SALE

As of March 31, 2025 and December 31, 2024, assets held for sale consisted of the following:

	As of March 31,	As of December 31,
	2025	2024
Miners	4,808	4,832
Mining electrical components	666	1,117
	5,474	5,949

As of March 31, 2025 and December 31, 2024, the Company determined it had surplus Miners and Mining electrical equipment that either met the criteria as “assets held for sale” under ASC 360-10-45 as of the respective balance sheet dates. These assets were measured at the lower of their carrying amount and fair value less costs to sell at the time of the classification. These assets were not determined to be discontinued operations as their planned sale did not represent a strategic shift on the Company’s operations and financial results.

The fair value of the asset was determined by the Company using the market approach, which is based on recent sales prices for similar Miners and equipment. Such fair value measurements are a non-recurring Level 3 measurement under the fair value hierarchy. The key assumption used by Management to determine fair value is the most recent amount contracted with a third party for a comparable Miner or equipment sold.

18	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10: IMPAIRMENT

The following table summarizes the impairment loss in the condensed consolidated statements of operations:

Three months ended March 31,
2025
	Equipment and construction prepayments	Assets held for sale	ROU assets	Property, plant and equipment	Total
Argentina asset group	181	—	74	17,249	17,504
Miners held for sale	—	1,320	—	—	1,320
	181	1,320	74	17,249	18,824

During the three months ended March 31, 2025, due to indicators of impairment including the decline of the Company’s market capitalization and Bitcoin price, the Company performed recoverability tests for operating Bitcoin data centers in Canada, United States, Paraguay and Argentina. The Company also experienced an increase in gas prices which affected the Company’s cost of energy in Argentina.

In performing a recoverability test, the Company calculated the sum of the estimated undiscounted future cash flows from continued use and eventual disposition for the Argentina asset group, and determined it was lower than its carrying amount, therefore the Argentina asset group was not recoverable, and an impairment loss in the amount of $17,504 was recognized to write down the carrying amount of the asset group to its fair value.

To measure the impairment loss, fair value was determined using an income approach under ASC 820 based on a discounted cash flow model incorporating management’s estimates of future cash flows, expected Bitcoin prices, projected operating expenses, and a market-based discount rate. Due to the use of significant unobservable inputs, the fair value measurement was classified within Level 3 of the fair value hierarchy.

Changes in the following assumptions would result in further impairment on the Argentina asset group as follows:

Increase in impairment loss
A decrease of 5% of revenue	2,922
An increase of 5% in the discount rate	1,955
An increase of 5% in energy prices	1,351

19	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10: IMPAIRMENT (Continued)

The key assumptions used in the fair value calculation for the Argentina asset group (categorized as Level 3 in the fair value hierarchy) were as follows:

Key assumptions	Management’s Assumption	Key metrics used in valuation
Revenues*	Two optimistic and two pessimistic scenarios and one status quo scenario, each with an estimated future revenue per Terahash, were used to project revenues and associated cash flows from cryptocurrency Mining. Management assigned probabilities to each scenario to calculate weighted average expected outcomes.	The weighted average daily revenue per Terahash was $0.05/Terahash
Discount rate and period	The discount rate reflects Management’s assumptions regarding the unit’s specific risk. The pre-tax discount rate used was estimated with some of the risk already being implicitly reflected through management’s allocation of probabilities to the various scenarios included in the revenue calculation.	The fair value of the asset group was determined based on the present value of the expected cash flows over a four-year period discounted at an annual pre-tax rate of 30% in varying scenarios
Energy prices	Energy costs for the forecast period were estimated based on current market conditions and operational expectations. Management estimated that energy prices for the duration of the forecasted years will be approximately:	$0.05 per kilowatt hour
Terminal values	Management estimated the terminal value of the Miners included in the asset group for the purposes of the impairment testing to be derived from the Miners direct margin applied to the ending hashrate for a period of:	Approximately 1 year

* Changes in Bitcoin price and Bitcoin network difficulty that can lead to changes in expected revenues were considered in the various scenarios listed above.

Refer to the discussion in Note 23 - Subsequent events (Argentina Operations), the outcome of which may result in further impairment in subsequent periods.

20	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11: PROPERTY, PLANT AND EQUIPMENT, NET

As of March 31, 2025 and December 31, 2024, property, plant and equipment (“PPE”) consisted of the following:

	As of March 31,	As of December 31,
	2025	2024
BVVE	481,167	433,394
Land and buildings	25,343	34,452
Power plants	92,228	—
Machinery and Equipment	18,439	—
Leasehold improvements	67,161	60,021
Vehicles	3,534	1,754
	687,872	529,621
Accumulated Depreciation	(187,496)	(187,069)
Carrying amount	500,376	342,552

Assets not subject to depreciation

As of March 31, 2025, property, plant and equipment that are not yet placed into service amounted to $12,928 and are not yet subject to depreciation.

Dispositions

Through the sale of the Yguazu Bitcoin data center, the Company sold $34,006 of property, plant and equipment to HIVE, comprising $18,395 of BVVE and $15,611 attributed to land and building asset. Refer to Note 4 for more details.

21	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12: LONG-TERM DEPOSITS AND EQUIPMENT PREPAYMENTS

	As of March 31,	As of December 31,
	2025	2024
March 2024 Purchase Order	—	34,791
Other BVVE and electrical components	3,042	3,499
Cash deposits on construction work and materials*	1,544	13,564
Equipment and construction prepayments	4,586	51,854
Insurance prepaids, security deposits for energy and rent	8,376	4,513
	12,962	56,367

* Deposits for construction work and materials mainly related to the Argentina, Paraguay and United States expansions.

Following the sale of the Yguazu Bitcoin data center, the Company sold $18,321 of long-term deposits and equipment prepayments to HIVE. Refer to Note 4 for more details.

i.	March 2024 Purchase Order

During the first quarter of 2024, the Company ordered 19,369 Bitmain T21 Miners, 3,975 Bitmain S21 Miners and 762 Bitmain S21 Hydro Miners (collectively defined as the “March 2024 Purchase Order”) for $51,285, $13,608 and $4,338, respectively, with deliveries scheduled from April 2024 to November 2024. In November 2024, the Company amended the March 2024 Purchase Order and upgraded 12,853 Bitmain T21 Miners to 12,853 S21 Pro Miners for $22,654. The amendment had a Bitcoin Redemption Option that qualified as an embedded derivative, which was initially recognized at a fair value of $1,349, reducing the Company’s Long-term deposits and equipment prepayments.

As of March 31, 2025, the deposit balance for the March 2024 Purchase Order is detailed as follows:

		As of March 31,
		2025
	Value ($)	Quantity of Miners ordered (received or in transit)*
Non-refundable deposit on the March 2024 Purchase Order	69,234	25,583
Bitmain T21 Miners received or in transit	(17,108)	(6,664)
Bitmain S21 Miners received	(13,608)	(3,975)
Bitmain S21 Hydro Miners received or in transit	(4,338)	(762)
Bitmain S21 Pro Miners received	(34,180)	(6,723)
S21 received unrelated to deposits (unpaid Miners)	—	(6,384)
Balance**	—	1,075

* The total hashrate from the Miners received corresponds to the total hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual specifications of each Miner.

** Remaining Miners to be received that were paid with Bitcoin Pledged and were not included in deposits.

22	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 13: REFUNDABLE DEPOSITS

	As of March 31,	As of December 31,
	2025	2024
Security deposits for energy	5,005	7,740
Refundable Hosting Deposits	—	14,216
Other	350	—
	5,355	21,956

Security deposits for energy

The security deposits for energy consumption related to the operational Paso Pe and in-construction Yguazu data centers in Paraguay, for which the undiscounted amounts represented $5,931 and nil, respectively, as of March 31, 2025 (December 31, 2024: $5,931 and $3,379, respectively), as the latter was disposed on March 17, 2025. Refer to Note 4 for more details.

Refundable Hosting Deposits

In September 2024 and in October 2024, the Company entered into two Miner hosting agreements (the “Panther Creek Hosting Agreement” and the “Scrubgrass Hosting Agreement”) with Stronghold Digital Mining Hosting, LLC, a subsidiary of Stronghold, which commenced on October 1, 2024 and November 1, 2024, respectively. In connection with the execution of these two Miner Hosting Agreements, the Company made two deposits of $7,800 with Stronghold (the “Panther Creek Refundable Deposit” and “Scrubgrass Refundable Deposit”, collectively, the “Refundable Hosting Deposits”). The Refundable Hosting Deposits bear an annual interest rate at Secured Overnight Financing Rate (“SOFR”) + 1% (the “Annual Interest Rate”). The Refundable Hosting Deposits were initially planned to be repaid in full to the Company within one business day from the end of the initial term expiring on December 31, 2025. Following the acquisition of Stronghold on March 14, 2025, the Panther Creek Hosting Agreement and Scrubgrass Hosting Agreement were terminated, settling the Refundable Hosting Deposits. Refer to Note 16 for more details on the financial instruments details.

NOTE 14: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	As of March 31,	As of December 31,
	2025	2024
Accounts payable and accrued expenses*	43,985	21,813
Government remittances	8,153	3,736
Bitcoin option and selling contracts payable	5,640	243
	57,778	25,792

* On the Acquisition Date, additions from the business combination amounted to $20,804 for accounts payable and accrued expenses. Refer to Note 3 for more details.

23	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 15: SHARE CAPITAL

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value and are fully paid. Each share entitles the holder to one vote per share and to receive equally any dividends declared by the Company and the remaining property and assets of the Company in the event Bitfarms undergoes a liquidation, dissolution or winding up.

The following table details the movement of the number of common shares:

	Three Months Ended March 31,
	2025	2024
Outstanding, January 1,	479,332,885	334,153,330
Issuance through at-the market equity offering program	14,444,643	16,997,285
Issuance through business combination	59,866,852	—
Exercise of stock options	—	30,000
Exercise of warrants	—	5,111,111
Outstanding, March 31,	553,644,380	356,291,726

At-The-Market Equity Offering Program (“ATM Program”)

Bitfarms commenced an ATM Program on March 11, 2024 (the “2024 ATM Program”), pursuant to which the Company could, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate gross proceeds of up to $375,000.

During the three months ended March 31, 2025, the Company issued 14,444,643 common shares in exchange for gross proceeds of $24,386 at an average share price of approximately $1.69. The Company received net proceeds of $23,608 after paying commissions of $732 to the sales agent and $47 in other transaction costs.

Equity warrants

Details of the outstanding number of warrants are as follows:

	Three Months Ended March 31,		Three Months Ended March 31,
		2025		2024
	Number of Warrants	Weighted average exercise price (USD)	Number of Warrants	Weighted average exercise price (USD)
Outstanding, January 1,	10,841,482	1.17	35,009,390	2.83
Granted	12,893,650	1.30	—	—
Exercised	—	—	(5,111,111)	1.17
Expired	—	—	(25,000)	3.47
Outstanding, March 31,	23,735,132	1.24	29,873,279	3.11

The weighted average contractual life of the warrants as of March 31, 2025, was 4.0 years (December 31, 2024: 1.9 years).

24	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 15: SHARE CAPITAL (Continued)

In November 2023, the Company completed a private placement that included 22,222,223 warrants and 3,000,000 broker warrants to purchase common shares (the “2023 Private Placement”). The warrants and broker warrants are convertible for a fixed number of common shares of the Company which results in a classification of the warrants and broker warrants as equity instruments.

In February 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 Private Placement were exercised resulting in the issuance of 5,111,111 common shares for proceeds of approximately $5,986.

On March 11, 2024, 25,000 warrants relating to the acquisition of the Garlock building in Sherbrooke, Québec, Canada issued during 2022 expired. These warrants were recognized as equity instruments.

On March 14, 2025, the Company issued 12,893,650 warrants at an average exercise price of $1.30 as part of the consideration paid to acquire Stronghold. The total value was $11,477 using the Black-Scholes valuation model. Refer to Note 3. The warrants are convertible into a fixed number of common shares of the Company, which are classified as equity instruments.

The Black-Scholes option-pricing model utilized the following weighted-average assumptions to determine the initial fair value of the warrants granted during the three months ended March 31, 2025:

Measurement date	March 14, 2025
Dividend yield (%)	—%
Expected share price volatility (%)	101%
Risk-free interest rate (%)	4.15%
Expected life of warrants (years)	5.96
Share price (CAD)	$1.11
Exercise price (USD)	$1.30
Fair value of warrants (USD)	$0.89
Number of warrants issued	12,893,650

25	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16: FINANCIAL INSTRUMENTS

a.	Measurement categories and fair value

The following table presents the fair values of the Company’s financial instruments and their level within the fair value hierarchy:

		As of March 31,	As of December 31,
Measurement		2025	2024
Financial assets at amortized cost
Cash	Level 1	38,546	59,542
Accounts receivable, net	Level 2	2,680	1,259
Other receivables	Level 2	1,638	1,387
Security deposits for energy	Level 2	5,005	7,740
Refundable Hosting Deposits	Level 2	—	14,216
Other refundable deposits	Level 3	350	—
Receivable from disposal of business	Level 2	30,178	—
Financial assets at fair value through profit and loss
Derivative assets	Level 2	2,325	3,418
Total carrying amount and fair value of financial assets		80,722	87,562
Financial liabilities at amortized cost
Accounts payable and accrued expenses	Level 2	49,625	22,056
Redemption obligation	Level 2	20,073	—
Long-term debt	Level 2	2,435	1,576
Financial liabilities at fair value through profit and loss
Derivative liabilities	Level 2	773	128
Total carrying amount and fair value of financial liabilities		72,906	23,760

Net carrying amount and fair value		7,816	63,802

There were no transfers between Level 1, 2 or 3 of the fair value hierarchy during the three months ended March 31, 2025 and year ended December 31, 2024.

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also measures certain assets and liabilities at fair value on a non-recurring basis. The Company’s long-lived assets, including intangible assets, operating lease right-of-use assets, and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are measured at fair value only when an impairment loss is recognized.

The carrying amounts of cash, accounts receivable, net, other receivables, security deposits for energy, Refundable Hosting Deposits, other refundable deposits, receivable from disposal of business and accounts payable and accrued expenses, redemption obligations and long-term debt presented in the table above are a reasonable approximation of their fair value due to their short-term maturity or they are valued using the income approach valuation technique.

26	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16: FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Derivatives assets and liabilities

The fair value of derivatives is categorized as Level 2 as applicable, in the fair value hierarchy and is presented under derivative assets and liabilities in the condensed consolidated balance sheets when there is an outstanding contract at period end. The derivatives are measured at fair values on a recurring basis.

i.	Bitcoin option and selling contracts (derivatives)

Fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay, taking into consideration the counterparty credit risk or the Company’s credit risk at each reporting date. The Company uses market data such as Bitcoin option futures to estimate the fair value of option contracts at each reporting date.

ii.	Bitcoin Redemption Option (embedded derivative)

The purchase order agreements explained in Note 8 provide the Company with the option to redeem the Bitcoin Pledged at a market price determined when the Bitcoin was first pledged (“Agreed Bitcoin Price”).

The right to redeem the Bitcoin Pledged meets the definition of an embedded derivative as the derivative that is embedded in the non-financial contract is not closely related to the economic characteristics and risks of the host non-financial contract. The fair value of the embedded derivative is determined using a combination of the Monte Carlo simulation model to simulate future Bitcoin prices based on probability factors and the Black-Scholes Model to estimate the value of each Bitcoin Redemption Option.

At each reporting date, the fair value is determined by multiplying the number of redeemable Bitcoin pledged by the present value of the difference between the Agreed Bitcoin Price and the simulated spot price of Bitcoin while considering the likelihood of exercising the quarterly installments. Change in fair value is recognized in Other income (expenses).

Due to the use of significant unobservable inputs, including assumptions regarding the probability and timing of exercise of the redemption options, the fair value measurement is classified within Level 2 of the fair value hierarchy.

27	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16: FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Refundable deposits

The refundable deposits are measured at amortized cost using the effective interest rate (“EIR”) method and are classified as Level 2 according to the Company’s fair value hierarchy. Their fair values are a recurring measurement. The valuation technique used is the income approach (discounted future cash flows). Refer to Note 13 for more details.

i.	Refundable Hosting Deposits

The Refundable Hosting Deposits are accounted for as financial assets and measured at fair value on initial recognition based on the contractual right to receive each refundable hosting deposit plus interest at the end of the term. Following the acquisition of Stronghold on March 14, 2025, the Panther Creek and the Scrubgrass Hosting Agreements were terminated, settling the Refundable Hosting Deposits.

ii.	Security deposits for energy

Security deposits for energy have a 6% EIR over an approximately three-year period. Following the disposal of the Yguazu Bitcoin data center, the deposits related to this project were derecognized.

The following table details the movement in the refundable deposits:

	Panther Creek	Scrubgrass	Refundable Hosting Deposits	Security deposits for energy	Other	TOTAL
Balance as of January 1, 2024	—	—	—	277	—	277
Additions	7,800	7,800	15,600	9,034	—	24,634
Initial loss on recognition	(675)	(258)	(933)	(1,571)	—	(2,504)
Fair value at initial recognition	7,125	7,542	14,667	7,740	—	22,407
Interest income	261	103	364	—	—	364
CECLs	(409)	(406)	(815)	—	—	(815)
Balance as of December 31, 2024	6,977	7,239	14,216	7,740	—	21,956
Addition from business combination	—	—	—	—	350	350
Interest Income	187	126	313	74	—	387
Gain on settlement	603	342	945	—	—	945
Derecognition	(7,767)	(7,707)	(15,474)	(2,809)	—	(18,283)
Balance as of March 31, 2025	—	—	—	5,005	350	5,355

28	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17: (LOSS) EARNINGS PER SHARE

The following table presents the computation of basic and diluted (loss) earnings per share:

	Three months ended March 31,
	2025	2024
Numerator:
Net (loss) income	(55,553)	2,653

Denominator:
Denominator for basic loss per share - weighted average shares outstanding	500,163,441	338,745,134
The effect of dilutive potential common shares	—	16,034,674
Denominator for diluted loss per share - weighted average shares outstanding from continuing operations	500,163,441	354,779,808

Loss per common share attributable to common shareholders
Basic	(0.11)	0.01
Diluted	(0.11)	0.01

For the three months ended March 31, 2025, potentially dilutive securities have not been included in the calculation of diluted loss per share because the inclusion would be anti-dilutive.

The following table presents potentially dilutive securities that are not included in the computation of diluted (loss) earnings per share when their inclusion would be anti-dilutive:

	Three months ended March 31,
	2025	2024
Options	1,703,868	7,641,947
Warrants	1,381,644	7,760,037
RSUs	1,772,666	632,690
	4,858,178	16,034,674

29	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18: STOCK-BASED COMPENSATION

Stock-based compensation expense is recognized within general and administrative expenses in the consolidated statements of operations. The stock-based compensation expense related to stock options (“Options”) and restricted stock units (“RSUs”) for employees, directors, consultants and former employees and share awards for a former executive of Stronghold received was as follows:

	Three months ended March 31,
	2025	2024
Options	2,205	2,478
RSUs	1,905	558
Share awards	158	—
	4,268	3,036

Options

During the three months ended March 31, 2025, the Board approved Options grants to purchase 540,000 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021 (three months ended March 31, 2024: nil common shares). All Options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant. In addition, the Company granted 302 Options to certain employees of Stronghold as part of the business combination described in Note 3.

Details of the outstanding stock options are as follows:

	Three months ended March 31,
		2025		2024
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	26,865,764	2.64	20,939,387	2.41
Granted	540,302	2.27	—	—
Exercised	—	—	(30,000)	1.85
Forfeited	(57,500)	3.10	(105,000)	2.95
Expired	(12,500)	3.03	—	—
Outstanding, March 31,	27,336,066	2.63	20,804,387	2.41
Exercisable, March 31,	2,113,900	0.54	9,911,000	1.79

The weighted average remaining contractual life of the outstanding Options as of March 31, 2025 was 3.5 years (March 31, 2024: 3.8 years).

30	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18: STOCK-BASED COMPENSATION (Continued)

Options (Continued)

The assumptions used to value the stock option grants using the Black-Scholes model are as follows:

Grant date	January 10, 2025
Dividend yield (%)	—
Expected share price volatility (%)*	80%
Risk-free interest rate (%)	4.46%
Expected life of stock options (years)	3
Share price (CAD)	$2.27
Exercise price (CAD)	$2.27
Fair value of options (USD)	$0.79
Vesting period (years)	1.5
Number of options granted	540,000

* Expected share price volatility is estimated based on a combination of the Company’s stock price and Bitcoin price data.

RSUs

Details of the RSUs are as follows:

	Three months ended March 31,
		2025		2024
	Number of RSUs	Weighted Average Grant Price ($CAD)	Number of RSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	897,666	3.61	624,998	4.05
Granted	1,890,000	1.59	175,000	2.95
Outstanding, March 31,	2,787,666	2.24	799,998	3.81

During the three months ended March 31, 2025, the Company granted 1,890,000 RSUs to certain employees and executive Management of Stronghold as part of the business combination described in Note 3. 1,631,700 RSUs were fully vested upon grant and 258,300 RSUs vest approximately 17% every 3 months. The fair value of the RSUs is based on the Company’s share price at the date of grant.

During the three months ended March 31, 2024, the Board approved the grant of 175,000 RSUs to certain members of senior Management which vest 50% approximately one month from the grant date and an additional 25% every 6 months.

Share awards

During the three months ended March 31, 2025, following the Stronghold transaction, the Company entered into a stock award agreement as well as a consulting agreement with a former executive management of Stronghold and granted 1,542,320 share awards. The share awards shall fully vest in September 2025, subject to continued provision of services through this date. Notwithstanding the forgoing, the share awards can be accelerated and fully vested if certain conditions are met.

31	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19: SEGMENT AND GEOGRAPHICAL INFORMATION

Reportable segment

The Company has aggregated all of its Cryptocurrency Mining operating segments into a single operating segment, which is the Company’s only reportable segment, Cryptocurrency Mining. The CODM manages segment performance and resource allocation based upon net income (loss). The CODM uses consolidated net income (loss) to evaluate the overall financial performance of the Company, to compare actual results against internal budgets and forecasts and to inform capital allocation decisions, including the prioritization of investments across the Company’s Bitcoin Mining Operations. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Significant expenses reviewed by the CODM include those that are presented in the consolidated statements of operations and the more detailed component disclosed in Note 20.

Revenues

Revenues by country are as follows:

	Three months ended March 31,
	2025	2024
North America
Canada	29,122	32,138
United States	18,529	4,887
	47,651	37,025
South America
Paraguay	12,014	1,716
Argentina	6,955	11,576
	18,969	13,292
Global total	66,620	50,317

Revenues are presented based on the geographical contribution of computational power used for hashing calculations (measured by hashrate) or sales to external customers. During the three months ended March 31, 2025 and 2024, the Company earned 97% and 98% of its revenues, respectively, from one Mining pool operator. Such revenues are reported under the cryptocurrency Mining segment. The Company has the ability to switch Mining Pools or to mine independently at any time.

32	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19: SEGMENT AND GEOGRAPHICAL INFORMATION (Continued)

Property, Plant and Equipment and other non-current assets

The carrying amount of property, plant and equipment and other non-current assets (excluding financial assets, intangible assets and deferred tax assets) by country is as follows:

			As of March 31,			As of December 31,
			2025			2024
	PPE	Other	Total non-current assets	PPE	Other	Total non-current assets
North America
Canada	104,384	16,390	120,774	117,025	52,819	169,844
United States	291,855	19,851	311,706	63,147	14,535	77,682
	396,239	36,241	432,480	180,172	67,354	247,526
South America
Paraguay	66,780	971	67,751	105,297	12,101	117,398
Argentina	37,357	468	37,825	57,083	798	57,881
	104,137	1,439	105,576	162,380	12,899	175,279
Global Total	500,376	37,680	538,056	342,552	80,253	422,805

33	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 20: ADDITIONAL DETAILS TO THE STATEMENT OF OPERATIONS

Disaggregated revenues

	Three months ended March 31,
	2025	2024
Cryptocurrency Mining	64,863	49,423
Cryptocurrency Hosting	343	—
Electrical services	1,094	894
Energy sales	320	—
	66,620	50,317

Cost of revenues

	Three months ended March 31,
	2025	2024
Energy	(26,389)	(19,347)
Depreciation and amortization	(28,364)	(38,508)
Hosting expenses	(7,735)	—
Infrastructure expenses	(4,698)	(2,556)
Electrical components and salaries	(877)	(708)
	(68,063)	(61,119)

Inventories

During the three months ended March 31, 2025, the cost of electrical component inventory and waste, limestone and fuel oil recognized as an expense and included in cost of revenues was $678 (three months ended March 31, 2024: $526).

General and administrative expenses

	Three months ended March 31,
	2025	2024
Salaries and wages	(6,170)	(6,047)
Stock-based compensation	(4,268)	(3,036)
Professional services	(5,687)	(1,658)
Insurance, duties and other	(3,160)	(1,989)
Travel, motor vehicle and meals	(470)	(246)
Telecom hosting and telecommunications	(187)	(78)
Advertising and promotion	(118)	(116)
	(20,060)	(13,170)

34	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 20: ADDITIONAL DETAILS TO THE STATEMENT OF OPERATIONS (Continued)

Other income (expenses)

	Three months ended March 31,
	2025	2024
Gain on derecognition of warrants	—	61
Gain on settlement of Refundable Hosting Deposits	945	—
Gain on disposition of marketable securities	391	338
Loss on foreign exchange	(163)	(61)
Other financial expenses	(1,092)	(585)
	81	(247)

Gain on disposition of marketable securities

During the three months ended March 31, 2025 and 2024, the Company funded its expansion in Argentina through the acquisition of marketable securities and the in-kind contribution of those securities to the Company’s subsidiary in Argentina. The subsequent disposition of those marketable securities in exchange for ARS gave rise to a gain as the amount received in ARS exceeded the amount of ARS the Company would have received from a direct foreign currency exchange.

35	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 21: ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOW

	Three months ended March 31,
	2025	2024

Changes in working capital components:
Decrease (increase) in accounts receivable, net	702	(15)
Decrease in other current assets	3,608	885
Increase in inventories	(429)	—
Decrease (increase) in deposits	11,234	(1,670)
Increase in accounts payable and accrued expenses	12,719	550
Increase in operating lease liabilities	743	116
Decrease in taxes payable	(188)	(73)
Increase in other non-current liabilities	139	—
	28,528	(207)

Significant non-cash transactions:
Issuance of common shares, warrants and RSUs in connection with the acquisition of Stronghold	78,161	—
Addition of ROU assets and related lease liabilities	134	91
Purchase of PPE financed by short-term credit	2,416	3,142
Equipment prepayments realized as additions to PPE	40,357	26,717
Computational power revenue and its related service expense	788	—

Depreciation and Amortization
Property, plant and equipment, net	27,928	37,918
Finance lease right-of-use assets	254	509
Intangible assets, net	182	81
	28,364	38,508

NOTE 22: COMMITMENTS AND CONTINGENCIES

Contingent liability

In 2021, the Company imported Miners into Washington State, United States, that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%.

During the third quarter of 2023 and the first quarter of 2025, the Company submitted supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9,424 do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that a liability had been incurred and, as such, no provision was recognized as of March 31, 2025.

36	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22: COMMITMENTS AND CONTINGENCIES (Continued)

Lawsuits

	As of March 31,	As of December 31,
	2025	2024
FERC Matters	1,065	—
Shareholder Securities Lawsuit	1,816	—
Total settlement accruals	2,881	—
Less current portion	(991)	—
Effect of discounting	(117)	—
Non-current portion	1,773	—

The undiscounted legal settlement accruals amounted to $2,881 as of March 31, 2025. The current portion and the non-current portion were recognized in accounts payable and accrued expenses and in other non-current liabilities, respectively, in the condensed consolidated balance sheets (December 31, 2024: nil).

Federal Energy Regulatory Commission (“FERC”) Matters

On November 19, 2021, Scrubgrass received a notice of breach from PJM Interconnection, LLC alleging that Scrubgrass breached Interconnection Service Agreement – No. 1795 (the “ISA”) by failing to provide advance notice to PJM Interconnection, LLC and Mid-Atlantic Interstate Transmission, LLC pursuant to ISA, Appendix 2, section 3, of modifications made to the Scrubgrass Plant. On May 11, 2022, the Division of Investigations of the FERC Office of Enforcement (“OE”) informed the Company that the OE was conducting a non-public preliminary investigation concerning Scrubgrass’ compliance with various aspects of the PJM tariff.

On January 30, 2025, the Federal Energy Regulatory Commission (the “Commission”) approved a Stipulation and Settlement Agreement between the OE and Scrubgrass (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Scrubgrass agreed to: (a) disgorge to PJM $679 in capacity revenues received during the relevant period; (b) pay a civil penalty of $741 for a total of $1,420 to the United States Treasury; and (c) provide compliance training to relevant personnel and compliance monitoring reports. Scrubgrass is to pay the settlement amount over a period of three years. In the first year, Scrubgrass is to pay a lump sum of $355, which Scrubgrass paid in February of 2025. In the second and third years, Scrubgrass shall make 8 payments of $133 on a calendar quarter basis. For a period of five years following the effective date of the Settlement Agreement, Scrubgrass is to provide annual compliance training focused primarily on the applicable tariff and related rules, regulations, and requirements applicable to operating generators, to all personnel whose job responsibilities relate to the generators’ participation in Commission jurisdictional markets. As of March 31, 2025, the settlement accrual was $1,065 and represents the 8 installment payments.

Shareholder Securities Lawsuit

On April 14, 2022, Stronghold, and certain of its former directors, officers and underwriters were named in a putative class action complaint filed in the United States District Court for the Southern District of New York (Winter v. Stronghold Digital Mining, Case No. 1:22-cv-3088). On October 18, 2022, the plaintiffs filed an amended complaint, alleging that the Company made misleading statements and/or failed to disclose material facts in violation of Section 11 of the Securities Act, 15 U.S.C. §77k and Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), about the Company’s business, operations, and prospects in the Company’s registration statement on Form S-1 related to its initial public offering, and when subsequent disclosures were made regarding these operational issues when the Company announced its fourth quarter and full year 2021 financial results, the Company’s stock price fell, causing significant losses and damages.

37	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22: COMMITMENTS AND CONTINGENCIES (Continued)

Lawsuits (Continued)

On December 16, 2024, the District Court issued an Order granting Preliminary Approval of the Class Action Settlement, Approving Form and Manner of Notice, and Setting Date for Hearing on Final Approval of Settlement. The Company agreed to pay $4,750 in cash and 25 Bitcoin. On January 15, 2025, $2,500 was covered by the Company’s insurance providers and Stronghold paid the remaining $2,250 into escrow. One Bitcoin will be paid monthly for two years. The cash value of each Bitcoin is expected to be calculated monthly according to a price set by the Nasdaq Bitcoin reference price index. As of March 31, 2025, the settlement accrual was $1,816 and represents the value of the remaining 22 Bitcoin to paid.

Commitments

As of March 31, 2025, in relation to the March 2024 Purchase Order, the Company is committed to purchase 1,075 S21 Pro Miners yet to be delivered, for which Bitcoin was pledged.

In addition, in relation to the 2025 Miners Swap Order, the Company is committed to return 4,160 Bitmain T21 Miners and to purchase 3,660 Bitmain S21+ Miners. In consideration for the returned products, the Company will receive a $9,484 credit refund that will be applied against the purchase price of $11,858. On March 13, 2025, the Company paid the net $2,374 in Bitcoin.

As of March 31, 2025, the Company’s total remaining payment exposure obligations in connection with the Miner purchase orders were $27,296 for 293 Bitcoin Pledged that can be redeemed in installments. Of the potential obligation of $27,296, $20,073 was recognized as redemption obligation in the condensed consolidated balance sheets as the Miners were shipped.

The Company is not obligated to redeem all or any of the Bitcoin installments. If the Company elects not to redeem one of the Bitcoin Installments, the Company forfeits the right to redeem the remaining Bitcoin Installments. In January 2025 and April 2025, the Company exercised the first and second Bitcoin Installment relating to the March 2024 Purchase Order, respectively. Refer to Note 6 and Note 8 for more details.

		As of March 31,
		2025
	Quantity of restricted Bitcoin	Potential Obligation
2023 Purchase Order and March 2024 Purchase Order	351	33,230
Redemption of Bitcoin*	(87)	(8,308)
2025 Swap Order	29	2,374
	293	27,296

* The redemption of Bitcoin in April 2025 for the second Bitcoin installment is not included.

38	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23: SUBSEQUENT EVENTS

Management has evaluated subsequent events from April 1, 2025 to May 13, 2025.

Credit Facility

On April 1, 2025, the Company signed a credit facility for up to $300,000 (the “Credit Facility”) with Macquarie Equipment Capital, Inc. (“Macquarie”). The initial draw for $50,000 (“Initial Tranche”) will be used for project development soft costs of the Panther Creek data center and other general corporate purposes. The remaining $250,000 (“Second Tranche”) will be drawable as the Company achieves specific development milestones at the Panther Creek location and secured at the project level at which time the Initial Tranche will be rolled into the project facility. The facility expires two years from the closing date and incurs an annual interest rate of 8%.

In connection with the Initial Tranche, Macquarie received warrants for the purchase of $5,000 in shares of the Company. Under the loan agreement, up to $125,000 having been drawn under the Second Tranche for the Panther Creek development, Macquarie will receive additional warrants equal to 10% of the amount drawn under the Credit Facility.

The Credit Facility for the Initial Tranche includes various covenants for the Company and its subsidiaries including restrictions on dispositions, dividends, the incurrence of debt and liens, material changes in the nature of its business, related party transactions and investments.

The Company is subject to financial and non-financial covenants. As of May 13, 2025, the Company was not in breach of any of its Credit Facility covenants.

Redemption options of Bitcoin

On April 30, 2025, the Company exercised its option to redeem the second installment of the Bitcoin Pledged in relation to the purchase of Miners under the March 2024 purchase order. The Company redeemed 87 Bitcoin for $8,308. See Note 6 for more details.

39	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23: SUBSEQUENT EVENTS (Continued)

Argentina Operations

On April 30 2025, the Company was informed that its electricity supplier at Rio Cuarto, Argentina, Generación Mediterránea S.A. (“GMSA”), appointed local and international financial advisors to conduct a process with their creditors regarding the restructuring of all its financial debt, but confirmed that the Company would be able to continue consuming power at the Rio Cuarto site. GMSA is currently negotiating with its commercial suppliers. On May 12, 2025, the Company was informed by GMSA that, effective immediately, they were halting the supply of electricity to the Company’s Rio Cuarto, Argentina facility until further notice. At this stage, there is uncertainty around the potential resumption of the supply of electricity and the timing thereof. This event has necessitated a pause in the Company’s cryptocurrency Mining activities in Argentina and, unless resolved, may significantly impact the operations in that country. The Company is evaluating all of its options for its Argentina operations. The impact of this subsequent event is considered a non-adjusting subsequent event and not factored into the Company’s impairment analysis discussed in Note 10.

Class Action Lawsuit

On May 9, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York, in a case titled Olympio v. Bitfarms Ltd., Benjamin Gagnon, Jeffrey Lucas, and Geoff Morphy, case no 1:25-cv-02630, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder. The lawsuit alleges that the Company, its current CEO, its CFO and its former CEO made materially false and/or misleading statements regarding the Company’s business, operations and internal controls over financial reporting. The Plaintiff seeks class certification, unspecified damages plus interest and attorney and expert witness fees and other costs on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired Company common stock from March 21, 2023 and December 9, 2024. The Company cannot predict the duration or outcome of this lawsuit at this time. As a result, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this lawsuit. The Company intends to vigorously defend itself in this matter.

40	Page